PRESS RELEASE

Banro and Banro Group (Barbados) Limited Declare Dividends Payable on
Series A Preference Shares of Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – March 19, 2014 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) that further to the Company’s press release of March 14, 2014, the board of directors of each of Banro and Banro Group (Barbados) Limited has authorized and declared a dividend payable of US$0.56 per Banro Series A Share and Barbados Preferred Share.

The dividend is payable to holders of record of Banro Series A Shares and Barbados Preferred Shares on March 27, 2014 and will be paid on March 31, 2014.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company's longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,